

June 25, 2015

Mr. Gregory H. Browne
Chief Financial Officer
Cyberonics, Inc.
100 Cyberonics Blvd.
Houston, Texas 77058-2072

       Re: **Cyberonics, Inc.**
                 Form 10-K for the Fiscal Year Ended April 24, 2015
                 Filed June 15, 2015
                 File No. 000-19806

Mr. Browne:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 24, 2015

Item 9A. Controls and Procedures, page 45

1.   We note your disclosure that your "management has concluded that [your] internal controls over financial reporting were effective as of April 25, 2014." Please amend your filing to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, which in your case is as of April 24, 2015. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Jay Webb for

Martin James
Senior Assistant Chief Accountant